UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

(formerly known as Novo A/S)

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo Holdings A/S (formerly known as Novo A/S)
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,794,763 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,794,763 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,794,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.3% (2)
14.	Type of Reporting Person: CO

(1)	Comprised of 592,794 shares of Class A common stock and 1,201,969 shares of Class B common stock held by Novo Holdings A/S; the Class B common stock convert into Class A common stock on a one-for-one basis.
(2)	Based upon 14,733,864 shares of Class A common stock and 7,631,743 shares of Class B common stock outstanding as of June 23, 2017, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2017, and assuming automatic conversion of 742,289 shares of Class B common stock upon the Sale (as defined below). Beneficial ownership is based on conversion of only the 1,201,969 shares of Class B common stock held by Novo Holdings A/S into Class A common stock on a one-for-one basis. Assuming all 7,631,743 outstanding shares of Class B common stock are converted into Class A common stock, Novo Holdings A/S would beneficially own 8.0% of the Class A common stock.

This amendment (“Amendment No. 5”) amends the Schedule 13D originally filed with the Commission on June 2, 2016, as subsequently amended by Amendment No. 1 filed on August 5, 2016, Amendment No. 2 filed on December 9, 2016, Amendment No. 3 filed on March 3, 2017 and Amendment No. 4 filed on June 15, 2017 (collectively, the “Amended Schedule”), to update the directors and executive officers of the Reporting Person on Schedule I and to report a decrease in beneficial ownership of the Class A common stock of the Issuer held by Novo Holdings A/S resulting from the private sale of shares by Novo Holdings A/S. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 2. Identity and Background

Item 2 of the Schedule is amended and replaced in its entirety as follows:

(a)	The reporting person is Novo Holdings A/S (“Novo”), a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S changed its name to Novo Holdings A/S on June 23, 2017. Novo is the holding company in the Novo group of companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo.

The name of each director and executive officer of both Novo and the Foundation is set forth on Schedule I to this Amendment No. 5.

(b)	The business address of both Novo and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo and the Foundation is set forth on Schedule I to this Amendment No. 5.

(c)	Novo, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo is deemed to beneficially owns an aggregate of 1,794,763 shares of Class A common stock, comprised of 592,794 shares of Class A common stock and 1,201,969 shares of Class B common stock (the “Novo Shares”), representing 11.3% of the Class A common stock based on conversion of only the 1,201,969 shares of Class B common stock held by the Novo into Class A common stock on a one-for-one basis. The Class B common stock converts on a one-for-one basis into Class A common stock at the election of the holder and upon any sale or transfer, subject to certain exceptions. Assuming all outstanding 7,631,743 shares of Class B common stock are converted into Class A common stock, Novo would beneficially own 8.0% of the Class A common stock. The foregoing percentage ownership calculations are based upon 14,733,864 shares of Class A common stock and 7,631,743 shares of Class B common stock outstanding as of June 23, 2017, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2017, and assuming automatic conversion of 742,289 shares of Class B common stock upon the Sale (as defined below) based on information provided by the Issuer.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo is a Danish limited liability company wholly owned by the Foundation. Novo, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 5, neither the Foundation, Novo nor any of their respective directors or executive officers has the power to direct the vote as to, or the disposition of the Novo Shares.

Item 5(c) of the Schedule is supplemented as follows:

(c) On June 22, 2017, Novo entered into a Purchase Agreement with the Issuer and certain funds affiliated with CPMG, Inc., a Texas Corporation (“CPMG”), R. Kent McGaughy Jr., and James W. Traweek, Jr. listed on Schedule I to the Purchase Agreement (collectively, the “CPMG Purchasers”) for the sale by Novo to the CPMG Purchasers of 1,200,000 shares of the Issuer’s Class B common stock for $25.00 per share (the “Sale”). The closing of the Sale is scheduled to occur on or before June 29, 2017, subject to completion of customary deliveries. In accordance with the Issuer’s Thirteenth Amended and Restated Certificate of Incorporation, promptly following the closing of the Sale, 742,289 shares of the 1,200,000 shares of Class B common stock sold by Novo will convert to shares of Class A common stock, with 457,711 shares remaining as Class B common stock.

Other than the Sale and the sales previously reported on the Amended Schedule, Novo has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is amended and supplemented by the following:

On June 22, 2017, Novo entered into a Purchase Agreement with the Issuer and the CPMG Purchasers for the Sale by Novo to the CPMG Purchasers of 1,200,000 shares of the Issuer’s Class B common stock for $25.00 per share. The closing of the Sale is scheduled to occur on or before June 29, 2017, subject to completion of customary deliveries. The Purchase Agreement contained standard representations and warranties.

In connection with the Sale, Novo entered into a Lock-up Agreement with the Issuer dated June 22, 2017 (“Lock-Up Agreement”) with respect to a potential firm commitment underwritten public offering by the Issuer (the “Offering”). Under the Lock-Up Agreement, Novo agreed that during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, Novo will not, without the prior consent of the Issuer, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition directly or indirectly of), including the filing of a registration statement (other than the registration statement relating to the Offering by the Issuer) with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position for, any shares of capital stock of the Issuer. The “Lock-Up Period” commenced on June 22, 2017 and continues until the earlier of (a) 90 days after the signing date of the underwriting agreement for the Offering and (b) December 15, 2017.

In connection with the Sale, Novo executed a Registration Rights Agreement Acknowledgement and Waiver dated June 22, 2017 (the “Waiver”), with respect to the registration statement on Form S-3 expected to be filed by the Issuer on or about June 23, 2017 (the “Registration Statement”) and the potential one or more underwritten offerings, at-the market offerings, or other types of distributions permitted pursuant to the prospectus included in the Registration Statement (collectively, the “Proposed Offerings”). Under the Waiver, Novo declined to exercise and waived its rights under Section 3.1 of the Registration Rights Agreement with respect to the inclusion of any of Novo’s Registrable Securities in the Registration Statement or any Proposed Offerings. Novo further waived any defects in the notice obligations required under the Registration Rights Agreement related to the Registration Statement or the Proposed Offerings. The Waiver will be null and void as of September 1, 2017, if the Registration Statement has not been filed on or before such date.

Except for the Registration Rights Agreement described in the Amended Schedule, the Purchase Agreement, the Waiver and the Lock-Up Agreement, neither Novo, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer

Item 7. Material to be Filed as Exhibits.

Exhibit A – Purchase Agreement dated June 22, 2017

Exhibit B – Lock-Up Agreement dated June 22, 2017

Exhibit C – Registration Rights Agreement Acknowledgement and Waiver dated June 22, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2017	Novo Holdings A/S

/s/ Peter Haahr
By: Peter Haahr Its: Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title at Novo Holdings A/S	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Lars Rebien Sørensen, Director	Søllerødvej 83 2840 Holte Denmark	Professional Board Director	Denmark

Kasim Kutay Chief Executive Officer of Novo Holdings A/S	Bredgade 63, 3.th. 1260 Copenhagen K Denmark	Chief Executive Officer of Novo Holdings A/S	British

Peter Haahr Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Thomas Dyrberg Managing Partner-Ventures	Bengtasvej 9a 2900 Hellerup Denmark	Managing Partner-Ventures of Novo Holdings A/S	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo Holdings A/S	Denmark

Dorte Barlebo Madsen Head of People & Organisation,	Hoffmeyersvej 13 2000 Frederiksberg Denmark	Head of People & Organisation, Novo Holdings A/S	Denmark

Morten Beck Jørgensen Managing Director, Novo Financial Investments	Ellesøpark 20, 2950 Vedbæk Denmark	Managing Director, Novo Holdings A/S Financial Investments	Denmark

Søren Møller Managing Partner, Novo Seeds	Ved Furesøen 9 2840 Holte Denmark	Managing Partner, Novo Seeds, Novo Holdings A/S	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine and Vice Chancellor, Lund University Lund, Sweden	Sweden

Lars Rebien Sørensen Director	Søllerødvej 83 Søllerød 2840 Holte Denmark	Professional Board Director	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark